Filed by IAA, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: IAA, Inc.

(Commission File No. 001-38580)

January 9, 2023

Dear IAA Shareholder,

Last week, Ann Fandozzi, CEO of Ritchie Bros. Auctioneers (“Ritchie Bros.”), published a letter outlining the compelling benefits of Ritchie Bros.’ acquisition of IAA, Inc. (“IAA”) and the promising future ahead for the combined company. We at IAA share Ritchie Bros.’ excitement and conviction that this acquisition will drive significant shareholder value. Both IAA and Ritchie Bros. shareholders will benefit from the strong synergies of the combination as well as the opportunity to accelerate both companies’ existing growth strategies.

As you know, since IAA was spun off as an independent public company in June 2019, we have made significant investments to deliver a best-in-class experience for the sellers and buyers in our marketplace. These investments, supported by strong industry fundamentals, have helped drive our financial results above the guidance set at the time of the spin-off and earned accolades from many of our customers, particularly in response to the most recent CAT events. Since the spin, we have delivered 11% organic revenue growth and 9% organic adjusted EBITDA growth, above the guidance ranges of 5-7% and 6-8%, respectively, and generated more than $700 million of free cash flow.1 While we are keenly aware that the market share loss from one large customer has impacted our performance and stock price and we are working diligently to address this, we do continue to win share with our customers, including within the top 10 insurance providers. In fact, excluding this customer, our U.S. volume grew 9.5% in the trailing 12 months ending Q3 2022 vs. the trailing 12 months ending Q3 2021.2

We are confident that the substantial capabilities we have built at IAA, further enhanced by the complementary capabilities of Ritchie Bros., will deliver a unique value proposition, and allow us to fully capitalize on the secular tailwinds in our business. Below is an overview of IAA’s investments and unique attributes in four key areas – technology, buyer and seller engagement, real estate, and catastrophe response – and how each of these advantages will benefit the combined enterprise.

1 Organic revenue growth and adjusted EBITDA growth represent the comparison of trailing 12 months ended Q3 2019 vs. 12 months ended Q3 2022 for organic revenue and adjusted EBITDA, respectively. Free cash flow is measured from July 2019 through Q3 2022. Free cash flow is defined as our cash flows from operating activities, less purchases of property, equipment, and computer software, plus proceeds from the sale of equipment. Organic revenue growth, adjusted EBITDA growth and free cash flow are non-GAAP financial measures. See “Note Regarding Non-GAAP Financial Information” at the end of this letter for more information on these financial measures.

2 IAA financials.

© 2023 IAA, Inc. | All Rights Reserved | Confidential and Proprietary	1

January 9, 2023

IAA’s Robust Technology Advantages

•	Since the spin, we have continued to invest in our industry-leading technology, launching a number of new tech-enabled offerings, including:

o	IAA Loan Payoff® is the only solution that offers direct digital integration and settlement with all major financial institutions. Five of the top ten insurers utilize this product. In 2022, we surpassed $3 billion in loans transacted – by far the most in the industry.

o	IAA TransportTM is a unique integrated solution that assists buyers in sourcing and scheduling the transport of their vehicles. Customer engagement with this product has exceeded our initial expectations, with transaction volume growing 74% in 2022.

o	IAA AuctionNow®, our patented digital auction platform, provides the unmatched value of a completely customizable, flexible interface for our buying customers.

The combination with Ritchie Bros. will leverage our combined technology investments and data analytics capabilities, strengthening the marketplace product offering and allowing more efficient transaction processing via IAA’s proprietary end-to-end digital auction system.

Growing Seller Engagement

•	On the seller side of our marketplace, we continue to gain share from new customers, including competitive takeaways. In the twelve months ended September 30, 2022, for example, we secured a new exclusive top 15 national insurance company, won several markets from another national top ten insurance company, and signed a multi-year renewal of another top ten IAA customer.

•	When we exclude the impact of share losses from the one large customer we have mentioned, our U.S. volume grew at a healthy 9.5% in the trailing 12 months ending Q3 2022 vs. the trailing 12 months ending Q3 2021.[3]

•	Currently, our non-compete agreement with KAR, entered at the time of the spin, restricts our ability to source “whole car” (i.e., non-salvage) vehicles until June 2024. This makes industry comparisons on certain metrics, such as overall average selling prices (“ASPs”), invalid.

•	When we (and our customers) look at head-to-head comparisons for comparable vehicles, we have concluded that our returns are very competitive compared to the industry.

•	Regarding the expiration of the non-compete, we are excited about the opportunity to fully access the whole car market in less than 18 months and consider it to be a key potential growth accelerator.

The combination with Ritchie Bros., particularly their management team’s experience and deep relationships in the automotive claims vertical, will further enhance our market opportunity and value proposition for sellers.

3 IAA Financials

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January 9, 2023

Growing Buyer Engagement

•	Since the spin, we have grown our global buyer network by 60% by leveraging data analytics, increasing our direct-to buyer-digital marketing and developing our global market alliance network.

•	We have invested to grow our market alliance network, which now spans 20 countries and more than 50 branded locations.

•	We consistently invest and deliver strong performance in the most critical metrics for our customers: registered buyers, active bidders per sale and per unit, and vehicles sold per unique buyer. These are more relevant than overall website traffic, which is not a good indication of actual auction liquidity and is not comparable to others in our industry that are also fully active in the whole car space.

The combined Ritchie Bros. and IAA marketplace will enhance buyer experience by merging both companies’ networks and comprehensive product suites.

IAA’s Significant Real Estate Footprint and Available Capacity

•	Since the spin, we have added over 1,100 useable acres to our real estate footprint, growing acreage by 24% and increasing our geographic coverage to 210 locations.

•	In addition, we also worked to optimize the layout of our locations, resulting in 45% excess capacity, leaving ample room for growth.

•	We have long-standing expertise spanning over 40 years in developing real estate for our business, including securing appropriate zoning and other regulatory requirements.

When optimized with Ritchie Bros.’ yards, IAA’s significant real estate footprint and excess capacity will support both the expansion of Ritchie Bros.’ satellite yard strategy and continued growth in IAA’s core business. As a reminder, IAA already accommodates heavy equipment in nearly all our locations.

IAA’s Effective and Flexible Catastrophic Event Servicing

•	Since the spin, we have significantly increased our capabilities to service customers during catastrophic (CAT) events, including the formation of a dedicated CAT Response Team and securing access to over 3,500 overflow acres in CAT-prone regions.

•	In two recent CAT events, Hurricane Ida and Hurricane Ian, we serviced three of the top five insurers and received overwhelmingly positive customer feedback.

•	Our operational performance metrics across both Ian and Ida were best-in-class as measured by release-to-pick-up and ready-for-sale cycle times. As a reminder, the timing of offering CAT vehicles in our auction is driven by DMV processing times, which can vary by state, and the sales strategy of each individual insurer.

When combined with Ritchie Bros.’ excess yard capacity (specifically in Texas and Florida), IAA’s industry-leading CAT response will become more cost-effective and offer an even stronger value proposition for our customers.

Capitalizing on Strong Secular Tailwinds

The investments and attributes detailed above will allow us to fully capitalize on the secular tailwinds in the salvage vehicle market and provide a strong base for the combined business to provide a resilient and diversified growth model for our shareholders.

© 2023 IAA, Inc. | All Rights Reserved | Confidential and Proprietary	3

January 9, 2023

•	Consistent growth in the U.S. car parc[4] (14%) and average vehicle age (7%) since 2013 has resulted in increased accident rates and salvage volumes.[5]

•	Growth in the average cost to repair a vehicle relative to used car values and increased vehicle complexity has resulted in more attractive economics for salvage – 53% growth in vehicle repair costs and 207% growth in semiconductors per vehicle from 2010-2015.[5]

•	Increasing adoption of Advanced Driver Assistance Services and vehicle complexity, increased miles driven, higher costs to repair, and higher loss severity have resulted in more total loss vehicles.[5]

Increasing total loss rates in the last decade contributed to strong volume growth since that time (from 13.9% TTM Q3 2012 to 17.9% TTM Q3 2022), despite pressures in 2021 and 2022 from elevated used vehicle pricing.5

In conclusion, let me reiterate my belief in the strength of the IAA business and my excitement and conviction in the value creation potential for this transaction with Ritchie Bros. Together, we will combine the best of the best marketplace capabilities to create a new company with economic resilience and greater earnings power.

We look forward to sharing further details and continuing the conversation with you, our shareholders, regarding the merits of this compelling transaction.

Sincerely,

John Kett

President & CEO

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between RBA and IAA. This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

4 Car parc refers to vehicle population

5 Company Information, IAA Investor Presentations, CCC Intelligent Solutions, U.S. Bureau of Transportation, Goldman Sachs Global Investment Research, IHS Global Insight, Department of Commerce, Bloomberg LP.

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January 9, 2023

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the Merger Agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction on December 14, 2022. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and the stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED TRANSACTION.

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January 9, 2023

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com..

Participants in the Solicitation

RBA and IAA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Note Regarding Non-GAAP Financial Information

We refer to certain financial measures in this letter that are not recognized under United States generally accepted accounting principles (“GAAP”), including organic revenue growth, organic Adjusted EBITDA growth and free cash flow. Each of the non-GAAP measures disclosed in this letter should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management uses these financial measures to assess IAA’s financial operating performance, and we believe that these measures provide useful information to investors by offering additional ways of viewing IAA’s results, as noted below.

•	Organic revenue growth is growth in GAAP revenue adjusted to exclude (a) sales from acquired businesses recorded prior to the first anniversary of the acquisition, and (b) the impact of foreign currency movements. We believe that this measure helps investors analyze revenue on a comparable basis versus the prior year.

•	Adjusted EBITDA is a non-GAAP financial measure calculated as net income before income taxes, interest expense, and depreciation and amortization (“EBITDA”) and further adjusted for items that management believes are not representative of ongoing operations including, but not limited to, (a) non-income, tax-related accruals, (b) fair value adjustments related to contingent consideration (c) severance, restructuring and other retention expenses, (d) the net loss or gain on the sale of assets or expenses associated with certain M&A, financing and other transactions, (e) acquisition costs, and (f) certain professional fees, as well as (g) gains and losses related to foreign currency exchange rates.

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January 9, 2023

•	Free cash flow is a non-GAAP measure defined as cash flows from operating activities less purchases of property, equipment and computer software, and plus proceeds from the sale of equipment. We believe that this measure helps investors understand our ability to generate cash without external financings, invest in our business, grow our business through acquisitions and return capital to shareholders. A limitation of free cash flow is that is does not consider IAA’s debt service requirements and other non-discretionary expenditures. As a result, free cash flow is not necessarily representative of cash available for discretionary expenditures.

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